SEPARATE ACCOUNT ONE

Northern Life Insurance Company

Supplement Dated September 18, 2002 to
Profile and Prospectus dated May 2, 2002

The following provisions apply to participants who enroll in 403(b) annuity contracts in Texas on and after June 1, 2002 (Texas 403(b) Contracts).

The information in this supplement amends certain information contained in the Profile and Prospectus dated May 2, 2002. You should read this supplement along with the Profile and Prospectus. Only the funds listed below are offered under Texas 403(b) Contracts.

Item 5 (Expenses) of the Profile is supplemented as follows:

For Retail Series Contracts issued as a TSA under Code Section 403(b) in the State of Texas, the withdrawal charge for each Purchase Payment is equal to a maximum of 8% in year 1 and reduces to 0% after year 6; however, 10 years after the original Issue Date, this charge will automatically be 0%.

The table under item 5 of the Profile is supplemented as follows:

Fund Expense Table* for Texas 403(b) Contracts

The following chart is designed to help you understand the expenses in the Retail Series Contract. The column "Total Annual Charges Under Contract" shows the total of the $30 annual contract charge (converted to a percentage of assets equal to 0.177%), the 1.40% insurance and administrative charges, the 0.15% optional death benefit rider fee and the investment expenses for each investment portfolio. Then next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge. The premium tax is assumed to be 0% in both examples. Actual fees may be more or less than those shown in these examples.

Portfolio	Total Annual Insurance Charges	Total Net Fund Annual Expenses	Total Annual Charges Under Contract	Examples: Total Annual Expenses at End of: 1 Year Retail Series	10 Year Retail Series
ING VP Growth Opportunities Portfolio (Class R)	1.73%	0.90%	2.63%	$89	$296
ING VP Growth + Value Portfolio (Class R)	1.73%	0.80%	2.53%	$88	$286
ING VP High Yield Bond Portfolio (Class R)	1.73%	0.80%	2.53%	$88	$286
ING VP International Value Portfolio (Class R)	1.73%	1.00%	2.73%	$90	$306
ING VP MagnaCap Portfolio (Class R)	1.73%	0.90%	2.63%	$89	$296
ING VP MidCap Opportunities Portfolio (Class R)	1.73%	0.90%	2.63%	$89	$296
ING VP Research Enhanced Index Portfolio (Class R)	1.73%	0.90%	2.63%	$89	$296
ING VP SmallCap Opportunities Portfolio (Class R)	1.73%	0.90%	2.63%	$89	$296
Alger American Growth Portfolio	1.73%	0.81%	2.54%	$89	$287
Alger American Leveraged AllCap Portfolio	1.73%	0.92%	2.65%	$90	$298
Alger American MidCap Growth Portfolio	1.73%	0.88%	2.61%	$89	$294
Alger American Small Capitalization Portfolio	1.73%	0.92%	2.65%	$90	$298
Fidelity® VIP Asset Manager: Growth® Portfolio (Initial Class)	1.73%	0.73%	2.46%	$88	$279
Fidelity® VIP Contrafund® Portfolio (Initial Class)	1.73%	0.68%	2.41%	$87	$274
Fidelity® VIP Equity-Income Portfolio (Initial Class)	1.73%	0.58%	2.31%	$86	$264
Fidelity® VIP Growth Opportunities Portfolio (Initial Class)	1.73%	0.69%	2.42%	$87	$275
Fidelity® VIP Growth Portfolio (Initial Class)	1.73%	0.68%	2.41%	$87	$274
Fidelity® VIP Index 500 Portfolio (Initial Class)	1.73%	0.35%	2.08%	$84	$241
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	1.73%	0.54%	2.27%	$86	$260
Fidelity® VIP Money Market Portfolio (Initial Class)	1.73%	0.28%	2.01%	$83	$233
Janus Aspen Aggressive Growth Portfolio (Institutional Shares)	1.73%	0.67%	2.40%	$87	$273
Janus Aspen Growth Portfolio (Institutional Shares)	1.73%	0.66%	2.39%	$87	$272
Janus Aspen International Growth Portfolio (Institutional Shares)	1.73%	0.71%	2.44%	$88	$277
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	1.73%	0.69%	2.42%	$87	$275

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio	1.73%	0.73%	2.46%	$88	$279
Neuberger Berman Advisers Management Trust Partners Portfolio	1.73%	0.87%	2.60%	$89	$293
OCC Equity Portfolio	1.73%	0.93%	2.66%	$90	$299
OCC Global Equity Portfolio	1.73%	1.20%	2.93%	$92	$325
OCC Managed Portfolio	1.73%	0.88%	2.61%	$89	$294
OCC Small Cap Portfolio	1.73%	0.90%	2.63%	$89	$296

_____

* The fees and expense information regarding the Funds was provided by the Funds. Except for the ING Variable Products Trust, neither the Funds nor their advisers are affiliated with the Company.

The "Fee Table" section of the Prospectus is supplemented as follows:

FEES APPLICABLE TO 403(b) CONTRACTS ISSUED IN TEXAS

Summary of Contract Expenses

Contract Owner Transaction Expenses

Sales Charge Imposed on Purchases..	Not applicable
Maximum Withdrawal Charge Retail Series[a]	8%
Reallocation Charge[b]...	$25
Dollar Cost Averaging Charge [c]...	$25
Annual Contract Charge[d]	$30

Maximum Variable Account Annual Expenses
 (as a percentage of average account value)

Mortality and Expense Risk Charges..	1.25%
Optional Death Benefit Rider Fee...	0.15%
Other Account Fees and Expenses (See "Administrative Charge")................................	0.15%
Total Maximum Variable Account Annual Expenses	1.55%

In addition to the costs and expenses shown in this table, state premium taxes may also be applicable. For more information on state premium taxes, see "Premium and Other Taxes." See "Charges Made by the Company" and "Death Benefit Before the Start Date" for more information.

_____

(a) The Withdrawal Charge for Retail Series Contracts applies to each Purchase Payment. The Withdrawal Charge is 8% in the Contract Year a Purchase Payment is received by the Company. It decreases to 0% beginning the sixth year after a Purchase Payment was received by the Company. There are certain situations when amounts may be withdrawn free of any Withdrawal Charge or the Withdrawal Charge may be reduced or waived. For more information on the Withdrawal Charge, see "Withdrawal Charge (Contingent Deferred Sales Charge)." The Company reserves the right to charge a partial withdrawal processing fee not to exceed the lesser of 2% of the partial withdrawal amount or $25. For more information on the processing fee, see "Withdrawal Charge (Contingent Deferred Sales Charge)."

(b) The Company does not currently impose a charge for transfers between the Subaccounts or to or from the Fixed Account. However, it reserves the right to assess a $25 charge on any transfer or to limit the number of transfers.

(c) Although the Company does not currently charge for reallocations made under the dollar cost averaging program, it reserves the right to charge a fee not to exceed $25 for each reallocation.

(d) The Company currently deducts an Annual Contract Charge of $30 from the Contract Value, but reserves the right to waive the charge when the Contract Value exceeds $25,000. We also reserve the right to waive this charge where the annual Purchase Payments, less any cumulative partial surrenders equal or exceed $5,000.

Fees Deducted by the Funds

See the Fee Table in the prospectus for a list of fees deducted by the funds. Only the funds listed in the "Hypothetical Examples" below are offered under Texas 403(b) Contracts.

Hypothetical Examples for Texas 403(b) Contracts

Account Fees Incurred Over Time. The following hypothetical examples show the fees paid over time if $1,000 is invested in a Subaccount, assuming a 5% annual return on the investment. For the purpose of these examples, we deducted the maximum allowed under the Contract for the following fees: mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.15% annually, optional death benefit rider fee of 0.15% annually, and an annual contract charge of $30.00 (converted to a percentage of assets equal to 0.177%). The total annual Fund expenses used are those shown in the column "Total Net Fund Annual Expenses" in the Fund Expense Table, and assume that any applicable fee waivers or reimbursements described in the fund expense table will continue for the periods shown. See "Charges Made by the Company" for more information.

	EXAMPLE A — If a full withdrawal of the Contract Value is made at the end of the applicable time period, you would pay the following fees, including any applicable early withdrawal charge:				EXAMPLE B — If the Contract is annuitized at the end of the applicable time period or if it is not surrendered, you would pay the following fees (no early withdrawal charge is reflected):			
▷ These examples are purely hypothetical. ▷ They should not be considered a representation of past or future fees or expected returns. ▷ Actual fees and/or returns may be more or less than those shown in these examples.								
Fund Name	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
ING VP Growth Opportunities Portfolio (Class R)	$89	$126	$157	$296	$27	$82	$139	$296
ING VP Growth + Value Portfolio (Class R)	$88	$123	$152	$286	$26	$79	$134	$286
ING VP High Yield Bond Portfolio (Class R)	$88	$123	$152	$286	$26	$79	$134	$286
ING VP International Value Portfolio (Class R)	$90	$129	$162	$306	$28	$85	$144	$306
ING VP MagnaCap Portfolio (Class R)	$89	$126	$157	$296	$27	$82	$139	$296
ING VP MidCap Opportunities Portfolio (Class R)	$89	$126	$157	$296	$27	$82	$139	$296
ING VP Research Enhanced Index Portfolio (Class R)	$89	$126	$157	$296	$27	$82	$139	$296
ING VP SmallCap Opportunities Portfolio (Class R)	$89	$126	$157	$296	$27	$82	$139	$296
Alger American Growth Portfolio	$89	$124	$153	$287	$26	$79	$135	$287
Alger American Leveraged AllCap Portfolio	$90	$127	$158	$298	$27	$82	$140	$298
Alger American MidCap Growth Portfolio	$89	$126	$156	$294	$26	$81	$138	$294
Alger American Small Capitalization Portfolio	$90	$127	$158	$298	$27	$82	$140	$298
Fidelity® VIP Asset Manager: Growth® Portfolio (Initial Class)	$88	$121	$149	$279	$25	$77	$131	$279
Fidelity® VIP Contrafund® Portfolio (Initial Class)	$87	$120	$146	$274	$24	$75	$128	$274
Fidelity® VIP Equity-Income Portfolio (Initial Class)	$86	$117	$141	$264	$23	$72	$123	$264
Fidelity® VIP Growth Opportunities Portfolio (Initial Class)	$87	$120	$147	$275	$24	$75	$129	$275
Fidelity® VIP Growth Portfolio (Initial Class)	$87	$120	$146	$274	$24	$75	$128	$274
Fidelity® VIP Index 500 Portfolio (Initial Class)	$84	$110	$129	$241	$21	$65	$112	$241
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	$86	$115	$139	$260	$23	$71	$121	$260

Fund Name	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Fidelity® VIP Money Market Portfolio (Initial Class)	$83	$107	$126	$233	$20	$63	$108	$233
Janus Aspen Aggressive Growth Portfolio (Institutional Shares)	$87	$119	$146	$273	$24	$75	$128	$273
Janus Aspen Growth Portfolio (Institutional Shares)	$87	$119	$145	$272	$24	$74	$127	$272
Janus Aspen International Growth Portfolio (Institutional Shares)	$88	$121	$148	$277	$25	$76	$130	$277
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	$87	$120	$147	$275	$24	$75	$129	$275
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio	$88	$121	$149	$279	$25	$77	$131	$279
Neuberger Berman Advisers Management Trust Partners Portfolio	$89	$125	$156	$293	$26	$81	$138	$293
OCC Accumulation Trust Equity Portfolio	$90	$127	$159	$299	$27	$83	$141	$299
OCC Accumulation Trust Global Equity Portfolio	$92	$135	$172	$325	$30	$91	$154	$325
OCC Accumulation Trust Managed Portfolio	$89	$126	$156	$294	$26	$81	$138	$294
OCC Accumulation Trust Small Cap Portfolio	$89	$126	$157	$296	$27	$82	$139	$296

The "Charges made by the Company" section of the Prospectus is supplemented as follows:

FEES APPLICABLE TO 403(b) CONTRACTS ISSUED IN TEXAS

Early Withdrawal Charge.   (As a percentage of the amount withdrawn.)

Retail Series Contract
Withdrawal Charge Percentage Table

Contract Year of Withdrawal Minus Contract Year of Purchase Payment	Withdrawal Charge as a Percentage of Each Purchase Payment
0	8%
1	7%
2	6%
3	5%
4	4%
5	2%
6 and later	0%

Ten years from the original Issue Date the withdrawal fee will go to zero regardless of the table above.

SEPARATE ACCOUNT ONE

Northern Life Insurance Company

Supplement Dated September 18, 2002 to
Statement of Additional Information dated May 2, 2002

The following applies to participants who enroll in 403(b) annuity contracts issued in Texas on and after June 1, 2002 (Texas 403(b) Contracts).

The information in this supplement amends certain information contained in the Statement of Additional Information dated May 2, 2002. You should read this supplement along with the Statement of Additional Information. Only the funds listed in the tables below are offered under Texas 403(b) Contracts.

Average Annual Total Return Quotations - Standardized and Non-Standardized for Texas 403(b) Contracts

The tables below reflect the average annual standardized and non-standardized total return quotation figures for the funds available under the Texas 403(b) Contracts for the periods ended December 31, 2001 for the subaccounts under the contracts. The standardized returns shown below for the Texas 403(b) Contracts use the actual returns of the fund since the date of inception of the subaccount, adjusted to reflect the deduction of all recurring charges under the contracts during each period (1.25% mortality and expense risk charges, 0.15% administrative charge, $30 annual contract charge, and an early withdrawal charge of 8% grading down to 0% after 6 years). These charges will be deducted on a pro-rata basis in the case of fractional periods. The annual contract charge is converted to a percentage of assets based on the average account size under the contracts described in the prospectus.

The non-standardized returns shown below for the Texas 403(b) Contracts are calculated in a similar manner, except that they will not reflect the deduction of any applicable early withdrawal charge and they are calculated from the date of inception of the fund portfolio. The deduction of the early withdrawal charge would decrease the level of performance shown if reflected in these calculations. The non-standardized figures may also include monthly, quarterly, year-to-date and three year periods, and may include returns calculated from the fund's inception date and/or the date contributions were first received in the fund under the separate account.

TABLE 1
Standardized Total Returns

Subaccount	For the 1 Year Period Ending 12/31/01	For the 5 Year Period Ending 12/31/01	For the 10 Year Period Ending 12/31/01	For the Period from Date of Inception of Subaccount to 12/31/01
ING VP Growth Opportunities Portfolio (Subaccount Inception: 05/01/2000)	(46.18%)			(36.59%)
ING VP Growth + Value Portfolio (Subaccount Inception: 10/25/1995)	(38.66%)	8.72%		10.75%
ING VP High Yield Bond Portfolio (Subaccount Inception: 08/08/1997)	(7.20%)			(5.21%)
ING VP International Value Portfolio (Subaccount Inception: 08/08/1997)	(19.47%)			9.32%
ING VP MagnaCap Portfolio (Subaccount Inception: 05/01/2000)	(18.25%)			(11.07%)
ING VP MidCap Opportunities Portfolio (Subaccount Inception: 05/01/2000)	(40.57%)			(32.01%)
ING VP Research Enhanced Index Portfolio (Subaccount Inception: 10/25/1995)	(20.03%)	(4.27%)		(1.02%)
ING VP SmallCap Opportunities Portfolio (Subaccount Inception: 10/25/1995)	(36.84%)	16.55%		16.12%
Alger American Growth Portfolio (Subaccount Inception: 10/25/1995)	(19.62%)	11.39%		11.24%
Alger American Leveraged AllCap Portfolio (Subaccount Inception: 10/25/1995)	(23.70%)	14.30%		13.81%
Alger American MidCap Growth Portfolio (Subaccount Inception: 10/25/1995)	(14.36%)	13.08%		12.15%
Alger American Small Capitalization Portfolio (Subaccount Inception: 10/25/1995)	(37.19%)	(3.04%)		(2.02%)
Fidelity® VIP Asset Manager: Growth® Portfolio (Subaccount Inception: 10/25/1995)	(15.23%)	4.61%		7.45%
Fidelity® VIP Contrafund® Portfolio (Subaccount Inception: 10/25/1995)	(20.04%)	8.48%		10.63%
Fidelity® VIP Equity-Income Portfolio (Subaccount Inception: 10/25/1995)	(12.81%)	7.45%		9.44%
Fidelity® VIP Growth Opportunities Portfolio (Subaccount Inception: 01/07/1999)	(22.21%)			(14.21%)
Fidelity® VIP Growth Portfolio (Subaccount Inception: 10/25/1995)	(25.41%)	9.70%		9.77%
Fidelity® VIP Index 500 Portfolio (Subaccount Inception: 10/25/1995)	(19.90%)	8.39%		11.28%
Fidelity® VIP Investment Grade Bond Portfolio (Subaccount Inception: 04/30/1999)	0.52%			3.30%
Fidelity® VIP Money Market Portfolio[a] (Subaccount Inception: 10/25/1995)	(3.72%)	3.38%		3.71%
Janus Aspen Aggressive Growth Portfolio (Subaccount Inception: 08/08/1997)	(47.06%)			5.08%
Janus Aspen Growth Portfolio (Subaccount Inception: 08/08/1997)	(32.45%)			3.42%
Janus Aspen International Growth Portfolio (Subaccount Inception: 08/08/1997)	(30.96%)			4.31%

2

Subaccount	For the 1 Year Period Ending 12/31/01	For the 5 Year Period Ending 12/31/01	For the 10 Year Period Ending 12/31/01	For the Period from Date of Inception of Subaccount to 12/31/01
Janus Aspen Worldwide Growth Portfolio (Subaccount Inception: 08/08/1997)	(30.16%)			4.98%
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio (Subaccount Inception: 08/08/1997)	0.84%			3.08%
Neuberger Berman Advisers Management Trust Partners Portfolio (Subaccount Inception: 08/08/1997)	(10.69%)			0.44%
OCC Accumulation Trust Equity Portfolio (Subaccount Inception: 08/08/1997)	(14.85%)			2.93%
OCC Accumulation Trust Global Equity Portfolio (Subaccount Inception: 08/08/1997)	(21.61%)			2.46%
OCC Accumulation Trust Managed Portfolio (Subaccount Inception: 08/08/1997)	(12.76%)			1.66%
OCC Accumulation Trust Small Cap Portfolio (Subaccount Inception: 08/08/1997)	0.39%			6.16%

(a)   The current yield for the subaccount for the seven-day period ended December 31, 2001 (on an annualized basis) was 0.49%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above except the maximum 8% early withdrawal charge.

TABLE 2
Non-Standardized Total Returns

Subaccount	For the 1-Year Period Ended 12/31/01	For the 5-Year Period Ended 12/31/01	For the 10-Year Period Ended 12/31/01	For the Period from Date of Inception of Portfolio to 12/31/01
ING VP Growth Opportunities Portfolio (Portfolio Inception: 04/30/2000)	(39.60%)			(31.32%)
ING VP Growth + Value Portfolio (Portfolio Inception: 05/06/1994)	(32.13%)	8.96%		11.75%
ING VP High Yield Bond Portfolio (Portfolio Inception: 05/06/1994)	(0.89%)	(2.48%)		2.02%
ING VP International Value Portfolio (Portfolio Inception: 08/08/1997)	(13.08%)			9.88%
ING VP MagnaCap Portfolio (Portfolio Inception: 05/01/2000)	(11.87%)			(6.99%)
ING VP MidCap Opportunities Portfolio (Portfolio Inception: 04/30/2000)	(34.03%)			(26.99%)
ING VP Research Enhanced Index Portfolio (Portfolio Inception: 05/06/1994)	(13.64%)	(3.84%)		0.61%
ING VP SmallCap Opportunities Portfolio (Portfolio Inception: 05/06/1994)	(30.33%)	16.72%		15.06%
Alger American Growth Portfolio (Portfolio Inception: 01/09/1989)	(13.23%)	11.60%	13.20%	
Alger American Leveraged AllCap Portfolio (Portfolio Inception: 01/25/1995)	(17.28%)	14.48%		20.91%
Alger American MidCap Growth Portfolio (Portfolio Inception: 05/03/1993)	(8.01%)	13.28%		16.98%
Alger American Small Capitalization Portfolio (Portfolio Inception: 09/21/1988)	(30.68%)	(2.63%)	3.16%	
Fidelity® VIP Asset Manager: Growth® Portfolio (Portfolio Inception: 01/03/1995)	(8.86%)	4.90%		8.93%
Fidelity® VIP Contrafund® Portfolio (Portfolio Inception: 01/03/1995)	(13.65%)	8.73%		13.98%
Fidelity® VIP Equity-Income Portfolio (Portfolio Inception: 10/09/1986)	(6.46%)	7.70%	11.85%	
Fidelity® VIP Growth Opportunities Portfolio (Portfolio Inception: 01/03/1995)	(15.80%)	2.07%		7.74%
Fidelity® VIP Growth Portfolio (Portfolio Inception: 10/09/1986)	(18.98%)	9.93%	11.64%	
Fidelity® VIP Index 500 Portfolio (Portfolio Inception: 08/27/1992)	(13.51%)	8.63%		11.69%
Fidelity® VIP Investment Grade Bond Portfolio (Portfolio Inception: 12/05/1988)	6.77%	5.55%	5.26%	
Fidelity® VIP Money Market Portfolio[a] (Portfolio Inception: 04/01/1982)	2.56%	3.69%	3.29%	
Janus Aspen Aggressive Growth Portfolio (Portfolio Inception: 09/13/1993)	(40.48%)	5.41%		10.77%
Janus Aspen Growth Portfolio (Portfolio Inception: 09/13/1993)	(25.97%)	7.35%		10.10%
Janus Aspen International Growth Portfolio (Portfolio Inception: 05/02/1994)	(24.49%)	8.61%		11.72%

Subaccount	For the 1-Year Period Ended 12/31/01	For the 5-Year Period Ended 12/31/01	For the 10-Year Period Ended 12/31/01	For the Period from Date of Inception of Portfolio to 12/31/01
Janus Aspen Worldwide Growth Portfolio (Portfolio Inception: 09/13/1993)	(23.70%)	9.39%		13.97%
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio (Portfolio Inception: 09/10/1984)	7.08%	3.96%	3.82%	
Neuberger Berman Advisers Management Trust Partners Portfolio (Portfolio Inception: 03/22/1994)	(4.36%)	5.85%		10.66%
OCC Accumulation Trust Equity Portfolio[(b)] (Portfolio Inception: 08/01/1988)	(8.49%)	6.54%	11.13%	
OCC Accumulation Trust Global Equity Portfolio (Portfolio Inception: 03/01/1995)	(15.20%)	6.40%		9.08%
OCC Accumulation Trust Managed Portfolio[(b)] (Portfolio Inception: 08/01/1988)	(6.42%)	5.82%	11.42%	
OCC Accumulation Trust Small Cap Portfolio[(b)] (Portfolio Inception: 08/01/1988)	6.64%	9.54%	11.11%	

(a)   The current yield for the subaccount for the seven-day period ended December 31, 2001 (on an annualized basis) was 0.49%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above. As in the table above, the maximum 8% early withdrawal charge is not reflected.

(b)   On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the present OCC Accumulation Trust (the "Trust") at which time the Trust commenced operations. The total net assets for the Equity Managed, and Small Cap Portfolios immediately after the transaction were $86,789,755, $682,601,380, and $139,812,573, respectively, with respect to the Old Trust and for the Equity, Managed, and Small Cap Portfolios, $3,764,598, $51,345,102, and $8,129,274, respectively with respect to the Trust. For the period prior to September 14, 1994, the performance figures for the Equity, Managed, and Small Cap Portfolios of the Trust reflect the performance of the Equity, Managed, and Small Cap Portfolios of the Old Trust.